Exhibit 99.3

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(€ million)	2012		2011		2010		2009		2008
Earnings:
Income before tax and associates	5,877		5,319		6,173		6,137		4,162
Fixed charges	515		533		479		403		409
Distributed income of equity investees	600		1,722		1,643		1,444		1,218
Interest capitalized	(27)		(44)		(26)		(30)		(25)
Amortization of capitalized interest	14		12		10		9		8
Total earnings	6,979		7,542		8,279		7,963		5,772
Fixed charges:
Interest expensed	390		381		359		280		290
Interest capitalized	27		44		26		30		25
Interest within rental expense	98		108		94		93		94
Total fixed charges	515		533		479		403		409
Ratio of earnings to fixed charges	13.6	x	14.2	x	17.3	x	19.8	x	14.1	x